Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (Unaudited)
(dollars in thousands)

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. The ratio is calculated by dividing earnings by the combined fixed charges and preferred stock dividends.

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	$56,359	$25,888	$(10,992)	$(17,533)	$(170)
Add:
Fixed charges	29,576	20,167	17,817	7,274	—
Less:
Net (income) loss attributable to noncontrolling interests	(2,836)	(4,006)	160	1,932	—
Net income attributable to redeemable noncontrolling interests in the Operating Partnership	(149)	—	—	—	—
Total earnings	$82,950	$42,049	$6,985	$(8,327)	$(170)

Fixed charges:
Interest expense	$29,576	$20,167	$17,817	$7,274	$—
Total fixed charges	$29,576	$20,167	$17,817	$7,274	$—

Preferred stock dividends	$—	$—	$—	$—	$—
Total combined fixed charges and preferred stock dividends	$29,576	$20,167	$17,817	$7,274	$—

Ratio of earnings to combined fixed charges and preferred stock dividends	2.80	2.09	—x	—x	—x1
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	$10,832	$15,601	N/A

[1]	Because there were no fixed charges in 2013, the ratio is not applicable.